FORM 4

[ ] Check this box if no longer subject               OMB APPROVAL
    to Section 16. Form 4 or Form 5                   ------------
    obligations may continue.  See          OMB Number:            3235-0287
    Instructions 1(b).                      Expires:      September 30 ,1998
                                            Estimated average burden
(Print or Type Responses)                   hours per response...........0.5


                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

_______________________________________________________________________________
1. Name and Address of Reporting Person*

Kaenzig               J.                  Gary
-----------------------------------------------------
   (Last)            (First)            (Middle)

c/o Sealed Air Corporation
Park 80 East
-----------------------------------------------------
                     (Street)

Saddle Brook           New Jersey      07663
-----------------------------------------------------
   (City)               (State)         (Zip)

_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol

Sealed Air Corporation (SEE)
(formerly W. R. Grace & Co. (GRA))
_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)



_______________________________________________________________________________
4. Statement for Month/Year

   March 1998

_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)



_______________________________________________________________________________
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ ] Director
   [ ] 10% Owner
   [X] Officer (give title below)
   [ ] Other (specify below)

              Executive Vice President
   --------------------------------------------------

_______________________________________________________________________________
7. Individual or Joint/Group Filing (Check Applicable Line)

   [x] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person
_______________________________________________________________________________

                    TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------

          1.                2.           3.                     4.                       5.           6.          7.
---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or     Price      (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                 (D)                   3 and 4)      (Instr. 4)  (Instr. 4)
---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  --------------
Common Stock, par value
$0.10 per share           3/31/98    J(1)            2,979       A        (1)           2,979          I        By Trust
                          3/31/98    J(1)             6          A        (1)             6            I        401(k) Plan

Series A Convertible
Preferred Stock, par
value $0.10 per share     3/31/98    J(1)            2,640       A        (1)           2,640          I        By Trust
                          3/31/98    J(1)              5         A        (1)             5            I        401(k) Plan

Common Stock, par value
$0.01 per share           3/31/98    J(1)            5,559       D        (1)             0            I        By Trust
                          3/31/98    J(1)              12        D        (1)             0            I        401(k) Plan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                                                                 (Over)
                                                                                                        SEC 1474 (7-96)

                     TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g. puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------

     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  --------- ----------
                                                                           Title and                            Ownership
                                          Number of     Date Exer-         Amount of                            Form of
                                          Derivative    cisable and        Underlying               Number of   Deriv-
                                          Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------   ----------  --------  ----------
Employee
Stock
Options
(Rights
to Buy)     $51.4493  3/31/98    J(2)          13,456   3/7/99   3/6/06   Common  13,456     (2)         0         D
                                                                          Stock,
                                                                         par value
                                                                          $ 0.01
                                                                         per share
            $54.1250  3/31/98    J(2)          12,600   current  3/4/07           12,600     (2)         0         D




Employee
Stock
Options
(Rights
to Buy)     $40.11    3/31/98    J(2)    17,264        3/7/99    3/6/06   Common  17,264     (2)       17,264      D
                                                                          Stock,
                                                                         par value
                                                                          $ 0.10
                                                                         per share
            $42.19    3/31/98    J(2)    16,165        current   3/04/07          16,165     (2)       16,165      D

Explanation of Responses:

(1) In accordance with the Agreement and Plan of Merger (the "Merger Agreement") dated as of August 14, 1997 by and among W. R. Grace & Co. ("Grace"), a subsidiary of Grace and Sealed Air Corporation ("Old Sealed Air"), and pursuant to the Distribution Agreement (the "Distribution Agreement") dated as of March 30, 1998, by and among Grace and two wholly-owned subsidiaries of Grace, each share of Grace common stock, par value $0.01 per share, became, on March 31, 1998, a right to receive .536 shares of common stock, par value $0.10 per share, of Sealed Air Corporation (formerly Grace) ("New Sealed Air"), and .475 shares of Series A Convertible Preferred Stock, par value $0.10 per share, of New Sealed Air.

(2) In accordance with the Merger Agreement and pursuant to the Employee Benefits Allocation Agreement dated as of March 30, 1998 by and among Grace and two wholly-owned subsidiaries of Grace, each option to purchase Grace common stock held by a Grace employee who was to become an employee of Sealed Air or one of its subsidiaries became, on March 31, 1998, an option to purchase New Sealed Air common stock. The number of shares of New Sealed Air common stock subject to the option was calculated by multiplying the number of shares of Grace common stock subject to the option by 1.283. The exercise price of the option for New Sealed Air common stock was calculated by dividing the exercise price of the option for Grace common stock by 1.283.

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).





                        /s/ J. Gary Kaenzig                       4/9/98
              ----------------------------------------     --------------------
               ** Signature of Reporting Person                    Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                    Page 2
                                                           SEC 1474 (7-96)